Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2021 AND 2020

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		September	December 31
	Notes	2021	2020

ASSETS

Non-current assets
Restricted Cash	5(b)	$788	$791
Mineral property, plant and equipment	3	134,846	135,646
Total non-current assets		135,634	136,437

Current assets
Amounts receivable and prepaid expenses	4	2,428	1,477
Cash and cash equivalents	5(a)	28,039	42,460
Total current assets		30,467	43,937

Total Assets		$166,101	$180,374

EQUITY

Capital and reserves
Share capital	6	$700,256	$683,039
Reserves	6	107,064	109,245
Deficit		(647,387)	(619,978)
Total equity		159,933	172,306

LIABILITIES

Non-current liabilities
Trade and other payables	10	596	657
Total non-current liabilities		596	657

Current liabilities
Payables to related parties	9	514	848
Trade and other payables	10	5,058	6,563
Total current liabilities		5,572	7,411

Total liabilities		6,168	8,068

Total Equity and Liabilities		$166,101	$180,374

Nature and continuance of operations (note 1)
Commitments and contingencies (note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020

Expenses
Exploration and evaluation expenses	11, 12	$2,907	$14,470	$9,538	$32,036
General and administrative expenses	11, 12	2,405	3,272	7,347	8,406
Legal, accounting and audit		3,124	701	7,327	2,326
Share-based compensation	6(d)-(e)	244	6,992	2,852	8,054
Loss from operating activities		8,680	25,435	27,064	50,822
Foreign exchange loss (gain)		21	733	465	305
Interest income		(52)	(40)	(137)	(99)
Finance expense		17	26	49	93
Other income		–	(393)	(16)	(393)
Gain on modification of lease		–	–	(16)	–
Gain on revaluation of warrant liabilities	7	–	–	–	204
Net Loss		$8,666	$25,761	$27,409	$50,932

Other comprehensive (income) loss
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(f)	(3,040)	2,467	577	(3,357)
Other comprehensive (income) loss		$(3,040)	$2,467	$577	$(3,357)

Total comprehensive loss		$5,626	$28,228	$27,986	$47,575

Basic and diluted loss per share	13	$0.02	$0.05	$0.05	$0.11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Nine months ended September 30
	Notes	2021	2020

Operating activities
Net loss		$(27,409)	$(50,932)
Non-cash or non operating items
Depreciation	3	269	422
Gain on modification of lease		(16)	–
Interest on credit facility loans	8	–	9
Interest income		(137)	(99)
Loss on revaluation of warrant liabilities	7	–	204
Share-based compensation		2,852	8,054
Unrealized exchange loss		14	755
Changes in working capital items
Amounts receivable and prepaid expenses		(937)	(360)
Trade and other payables		(1,387)	3,224
Payables to related parties		(334)	992
Net cash used in operating activities		(27,085)	(37,731)

Investing activities
Interest received on cash and cash equivalents		122	83
Net cash from investing activities		122	83

Financing activities
Proceeds from issuance of shares	6(b)	872	57,701
Transaction costs on issuances of shares	6(b)	(48)	(4,060)
Proceeds from private placement of shares	6(b)	–	24,938
Transaction costs for the private placement of shares	6(b)	–	(232)
Proceeds from the exercise of share purchase options and warrants	6(c)-(d)	11,937	11,862
Early lease termination payment		(31)	–
Payments of principal portion of lease liabilities		(172)	(232)
Repayment of credit facility loans and interest	8	–	(2,523)
Net cash from financing activities		12,558	87,454

Net (decrease) increase in cash and cash equivalents		(14,405)	49,806
Effect of exchange rate fluctuations on cash and cash equivalents		(16)	(739)
Cash and cash equivalents - beginning balance		42,460	14,038

Cash and cash equivalents - ending balance	5(a)	$28,039	$63,105

Supplementary cash flow information (note 5(a))

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share	Subscriptions
		Number of		share-based	translation	Investment	Purchase	received for
		shares		compensation	reserve	revaluation	Warrants	shares
		(note 6(a))	Amount	reserve	(note 6(f))	reserve	(note 6(c))	(note 6(b))	Deficit	Total equity

Balance at January 1, 2020		422,942,680	$587,448	$70,150	$32,365	$(17)	$3,972	$693	$(556,106)	$138,505
Shares issued on exercise of options per option plan	6(d)	3,834,400	3,858	–	–	–	–	–	–	3,858
Shares issued upon exercise of warrants and options not issued per option plan	6(c)	13,046,085	8,123	–	–	–	–	–	–	8,123
Fair value allocated to shares issued on exercise of options and warrants		–	3,722	(2,428)	–	–	(1,294)	–	–	–
Fair value allocated to shares issued on exercise of broker warrants	7	–	247	–	–	–	–	–	–	247
Shares issued, net of transactions costs	6(b)	38,525,000	53,720	–	–	–	–	–	–	53,720
Shares issued pursuant to private placements, net of transaction costs	6(b)	29,953,500	25,399	–	–	–	–	(693)	–	24,706
Additional transaction costs for prior year financings		–	(79)	–	–	–	–	–	–	(79)
Share-based compensation	6(d)	–	–	8,054	–	–	–	–	–	8,054
Net loss		–	–	–	–	–	–		(50,932)	(50,932)
Other comprehensive income net of tax		–	–	–	3,357	–	–	–	–	3,357
Total comprehensive loss										(47,575)

Balance at September 30, 2020		508,301,665	$682,438	$75,776	$35,722	$(17)	$2,678	$–	$(607,038)	$189,559

Balance at January 1, 2021		509,046,631	$683,039	$77,018	$29,661	$(17)	$2,583	$–	$(619,978)	$172,306
Shares issued upon exercise of options per option plan	6(d)	5,084,000	2,592	–	–	–	–	–	–	2,592
Shares issued upon exercise of warrants and options not issued per option plan	6(c)	14,398,352	9,345	–	–	–	–	–	–	9,345
Fair value allocated to shares issued on exercise of options and warrants		–	4,456	(2,153)	–	–	(2,303)	–	–	–
Shares issued, net of transactions costs	6(b)	1,212,805	824	–	–	–	–	–	–	824
Share-based compensation	6(d)	–	–	2,852	–	–	–	–	–	2,852
Net loss		–	–	–	–	–	–		(27,409)	(27,409)
Other comprehensive loss net of tax		–	–	–	(577)	–	–	–	–	(577)
Total comprehensive loss										(27,986)

Balance at September 30, 2021		529,741,788	$700,256	$77,717	$29,084	$(17)	$280	$–	$(647,387)	$159,933

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

1.
NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three and nine months ended September 30, 2021, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are denoted US$ and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the nine months ended September 30, 2021, the Company raised net cash proceeds of $824 from common share issuances (note 6(b)), and received $11,937 from the exercise of share purchase options and warrants (notes 6(c) – (d)).

As of September 30, 2021, the Group had $28,039 (December 31, 2020 – $42,460) in cash and cash equivalents for its operating requirements and working capital of $24,895 (December 31, 2020 – $36,526). These Financial Statements have been prepared on the basis of a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. During the three and nine months ended September 30, 2021 and 2020, the Group incurred a net loss of $27,409 and $50,932, respectively, and had a deficit of $647,387 as of September 30, 2021. The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of the appeal of the Record of Decision (the "ROD") (discussed below) and class action litigation (note 15(a)). Additional financing will be needed to progress any material expenditures at the Pebble Project and for working capital. Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants. The Group has an At-the-Market Offering Agreement in place, whereby the Group, at its sole discretion, can sell through the agent, up to US$14.5 million in common shares during the term of the At-the-Market Offering Agreement. In September 2021, the Group sold common shares for gross proceeds of US$688 ($872) under the At-the-Market Offering Agreement (note 6(b)). There can be no assurances that the Group will be successful in obtaining additional financing when required. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The Group, through the Pebble Limited Partnership ("Pebble Partnership"), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing documentation for a Clean Water Act ("CWA") 404 permit with the US Army Corps of Engineers ("USACE") in December 2017. The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the US Environmental Protection Agency ("EPA") withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay ("Proposed Determination"), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS. On November 25, 2020, the USACE issued a ROD rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest. The ROD rejected the compensatory mitigation plan as "noncompliant" and determined the project would cause "significant degradation" and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA. On January 19, 2021, the Pebble Partnership submitted its request for appeal of the ROD with the USACE (the "RFA"). On February 24, 2021, the USACE notified the Pebble Partnership that the RFA is "complete and meets the criteria for appeal" and has assigned a review officer to oversee the administrative appeal process. The USACE has indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the appeal process will likely take additional time to conclude beyond the federal guidelines of 90 days. On June 1, 2021, the Group announced that the USACE had completed the ‘administrative record’ which will serve as a basis for its official review of the ROD. In August 2021, the Group was informed that a new Review Officer had been appointed. On October 29, 2021, the court granted the EPA’s motion for remand, and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination. The court declined to impose a schedule on the EPA’s proceedings on remand. The Group will continue to monitor these developments closely to determine the possible impacts to the project and permitting process, as it remains the Group’s position that the withdrawal of the preemptive veto by the EPA was sound and appropriate.

2.
SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by IFRS for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2020 ("2020 annual financial statements").

These Financial Statements were authorized for issue by the Audit and Risk Committee on November 12, 2021.

(b)
Use of Judgments and Estimates

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of significant estimates and judgments during the current period as compared to those described in Note 2 in the 2020 annual financial statements, other than as follows:

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Critical accounting judgments

Mineral Property Interest

The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit for the Pebble Project, which may be considered an indicator under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment. Key to the Group’s judgement conclusion is that it has submitted an administrative appeal with the USACE, which has been accepted as complete and is currently running its course, the Group will be pursuing other options available to it, and that as at September 30, 2021, and the date the Financial Statements were authorized for issuance, the Company’s market capitalization exceeded the carrying value of the Pebble Project and the Group’s net asset value.

Going Concern

The Group has employed judgement that going concern was an appropriate basis for the preparation of these Financial Statements. The Group considered existing financial resources are able to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

(c)
Recent Accounting Pronouncements

Amendments to IAS 16, Property, Plant and Equipment
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment ("PPE") to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of PPE while the Group is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in profit or loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to assets brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Group first applies the amendments. The Group does not expect any material impact on the Group’s financial statements on adoption of these amendments.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

3.
MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Nine months ended September 30, 2021	Mineral Property interest 1	Plant and equipment 2	Total
Cost
Balance December 31, 2020	$112,541	$3,018	$115,559
Addition	–	277	277
Disposal 2	–	(21)	(21)
Modification of lease terms	–	(237)	(237)
Ending balance	112,541	3,037	115,578

Accumulated depreciation
Balance December 31, 2020	–	(2,148)	(2,148)
Depreciation charge for the period 3	–	(269)	(269)
Derecognition on disposal 2	–	17	17
Ending balance	–	(2,400)	(2,400)

Foreign currency translation difference
Balance December 31, 2020	22,083	152	22,235
Movement for period	(560)	(7)	(567)
Ending balance	21,523	145	21,668

Net carrying value – December 31, 2020	$134,624	$1,022	$135,646
Net carrying value –September 31, 2021	$134,064	$782	$134,846

Notes to tables:

1.
Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.
Includes Right-of-use assets ("ROU Assets"), which relate to the use of office space, a copier, hangers, yard storage and one vehicle, which was disposed of in February 2021. The following comprises ROU Assets:

Nine months ended September 30, 2021	Land and Buildings	Equipment	Total
Cost Balance December 31, 2020	$1,591	$53	$1,644
Addition	277	–	277
Disposal	–	(21)	(21)
Modification of lease terms	(237)	–	(237)
Ending balance	1,631	32	1,663

Accumulated depreciation
Balance December 31, 2020	(723)	(26)	(749)
Depreciation charge for the period 4	(190)	(9)	(199)
Derecognition on disposal	–	17	17
Ending balance	(913)	(18)	(931)

Foreign currency translation difference
Balance December 31, 2020	(69)	(1)	(70)
Movement for period	(5)	–	(5)
Ending balance	(74)	(1)	(75)

Net carrying value – December 31, 2020	$799	$26	$825
Net carrying value – September 30, 2021	$644	$13	$657

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

3.
For the three months ended September 30, 2021, depreciation was $88 (2020 – $122). For the nine months ended September 30, 2020, depreciation was $422.

4.
For the three months ended September 30, 2021, ROU Asset depreciation was $65 (2020 – $70). For the nine months ended September 30, 2020, ROU Asset depreciation was $261. ROU Asset depreciation of $53 (2020 – $58) and $166 (2020 – $177) is included in general and administrative expenses for the three and nine months ended September 30, 2021, respectively. The remainder is included in exploration and evaluation expenses.

4.
AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30	December 31
	2021	2020
Sales tax receivable	$133	$67
Interest, refundable deposits and other receivables	51	587
Prepaid expenses 1	2,244	823
Total	$2,428	$1,477

Note

1.
Includes prepaid insurance, which is amortized over the insurance term and costs relating to the At-the-Market Offering (note 6(b)), which are allocated to equity based on the dollar amount issued as a percentage of the total potential dollar issuance.

5.
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)
Cash and cash equivalents

The Group’s cash and cash equivalents at September 30, 2021 and December 31, 2020, consisted of cash on hand and was invested in business and savings accounts.

Supplementary cash flow information

Non-cash investing and financing activities:

As at September 30, 2020, the proceeds of $119 for the issuance of 183,400 common shares on exercise of warrants at $0.65 per common share were deposited subsequent to September 30, 2020.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(b)
Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three and nine months ended September 30, 2021, nominal income was recognized (2020 – nominal income and $2 respectively), which has been re-invested.

6.
CAPITAL AND RESERVES

(a)
Authorized Share Capital

At September 30, 2021 and 2020, authorized share capital comprised of an unlimited number of common shares ("shares") with no par value. At September 30, 2021, 529,741,788 (2020 – 508,301,665) shares were issued and fully paid.

(b)
Financings

June 2021

At-The-Market Offering

In June 2021, the Group entered into an At-the-Market Offering Agreement (the "ATM Agreement") with H.C. Wainwright & Co. (the "Agent") whereby the Group will be able to sell, at its discretion and from time-to-time during the term of the ATM Agreement, through the Agent, as sales agent, shares of the Company having an aggregate gross sales price of up to US$14.5 million (the "ATM Facility"). Sales of the shares will be made directly on the NYSE American or on any other existing trading market in the US. No offers or sales of shares will be made in Canada, on the TSX, or other trading markets in Canada.

The Group will determine, at its sole discretion, the date, price and number of shares to be sold under the ATM Facility. The shares will be distributed at market prices or prices related to prevailing market prices from time to time. The Group is not required to sell any shares at any time during the term of the ATM Facility, and there are no fees for having established the ATM Facility. The ATM Agreement does not restrict the Group from conducting other financings.

In September 2021, the Group sold 1,212,805 shares under the ATM Facility at an average share price of US$0.567 for gross proceeds of US$688 ($872). The Group paid Agent fees of US$17 ($22). After transaction costs of $48, net proceeds to the Group were $824.

August and July 2020

Private Placement

The Group completed a non-brokered private placement in two tranches of 5,807,534 shares and 100,000 shares on July 30, 2020, and August 6, 2020, respectively, at a price of US$1.46 per share for gross proceeds of US$8,625 ($11,679). No commission or finder’s fee were payable. These shares are subject to applicable resale restrictions, including a four-month hold period under Canadian securities legislation. After transaction costs of $106, net proceeds to the Group were $11,573.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

Bought Deal

In July 2020, the Group completed an underwritten public offering of 24,150,000 shares at US$1.46 per share for gross proceeds of US$35,259 ($47,638). The Group paid the underwriters a 5% cash commission. After transaction costs of $3,038, net proceeds to the Group were $44,600.

May 2020

Bought Deal

In May 2020, the Group completed an underwritten public offering of 14,375,000 shares at $0.70 per share for gross proceeds of approximately $10,063. The Group paid the underwriters a 5% cash commission. After transaction costs of $943, net proceeds to the Group were $9,120.

Private Placement

In May 2020, the Group also completed a non-brokered private placement of 10,357,143 common shares at $0.70 per share for gross proceeds of $7,250. No commission or finder’s fee were payable. After transaction costs of $16, net proceeds to the Group were $7,234.

January 2020

Private Placements

In January 2020, the Group completed private placements 13,688,823 shares for gross proceeds of approximately $6,708 (US$5,065). The Group received $699 of the proceeds in December 2019 and $6,009 of the proceeds in January 2020. After transaction costs of $116 (of which $6 was incurred in 2019), net proceeds to the Group were $6,592 (of which $693 was recognized in December 2019).

(c)
Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one share, for the nine months ended September 30, 2021 and 2020 respectively:

Continuity	Cannon Point options 1	Mission Gold warrants 1	Other warrants 2	Broker warrants 3	Total
Balance January 1, 2020	223,250	3,764,626	27,541,065	244,000	31,772,941
Exercised	(11,750)	(3,550,835)	(9,239,500)	(244,000)	(13,046,085)
Expired	–	(213,791)	–	–	(213,791)
Balance September 30, 2020	211,500	–	18,301,565	–	18,513,065
Exercised	–	–	(588,300)	–	(588,300)
Expired	–	–	–	–	–
Balance December 31, 2020	211,500	–	17,713,265	–	17,924,765
Exercised	(79,900)	–	(14,318,452)	–	(14,398,352)
Expired	–	–	(3,194,814)	–	(3,194,814)
Balance September 30, 2021	131,600	–	199,999	–	331,599

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

	Weighted averages per option/warrant
	Cannon Point options	Other warrants	Total
September 30, 2021
Exercise price	$0.36	$0.75	$0.60
Remaining life in years	1.49	0.17	0.69
December 31, 2020
Exercise price	$0.37	$0.65	$0.65
Remaining life in years	1.46	0.45	0.46

Notes to tables:

1.
The Group issued options and warrants in exchange for those which were outstanding in Cannon Point Resources Ltd. ("Cannon Point") and Mission Gold Ltd. ("Mission Gold") on the acquisition of these companies in October 2015 and December 2015, respectively. The Mission Gold warrants had an exercise price of $0.55 per warrant.

2.
Warrants were issued pursuant to the June 2016 prospectus financing, July 2016 private placement and the 2019 non-revolving term loan credit facility agreement (the "Credit Facility"). As at September 30, 2021, the balance relates to the Credit Facility issuance (note 8).

3.
The Broker Warrants were issued to the underwriters pursuant to the June 2019 prospectus financing and had an exercise price of US$0.41 per warrant.

(d)
Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") issued and outstanding pursuant to the Group’s incentive plan for the nine months ended September 30, 2021 and 2020:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance January 1, 2020	25,752,266	0.96
Cancelled	(16,000)	0.85
Exercised	(3,834,400)	1.01
Expired	(24,200)	1.75
Forfeited	(16,500)	1.36
Granted	6,783,000	2.01
Balance September 30, 2020	28,644,166	1.20
Cancelled	(6,000)	2.01
Exercised	(156,666)	0.50
Balance December 31, 2020	28,481,500	1.20
Exercised	(5,084,000)	0.51
Expired	(2,572,000)	0.61
Balance September 30, 2021	20,825,500	1.45

For the three and nine months ended September 30, 2021, the Group recognized share-based compensation ("SBC") of $238 (2020 – $6,992) and $2,846 (2020 – $8,054) respectively, for options. The following table summarizes information on options outstanding as at the reported dates:

Page | 13

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

	September 30, 2021			December 31, 2020
Exercise prices ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.48	–	–	–	200,000	200,000	0.20
0.49	–	–	–	4,455,000	4,455,000	0.53
0.50	–	–	–	1,520,000	1,520,000	0.12
0.76	3,300,000	3,300,000	1.86	4,761,000	4,761,000	2.08
0.99	6,368,500	6,368,500	2.99	6,388,500	6,388,500	3.74
1.75	4,386,000	4,386,000	0.92	4,386,000	4,386,000	1.57
2.01	6,696,000	6,696,000	3.80	6,696,000	3,348,000	4.55
2.34	75,000	75,000	1.83	75,000	75,000	2.58
Total	20,825,500	20,825,500		28,481,500	25,133,500

The weighted average contractual life for options outstanding, which were all exercisable, was 2.61 (December 31, 2020 – for options outstanding, 2.59, and for options exercisable, 2.33) years per option. The weighted average exercise price for exercisable options as at September 30, 2021 was $1.45 (December 31, 2020 – $1.10) per option.

Details of options exercised were as follows:

Nine months ended September 30, 2021 Month	Number of options	Weighted average exercise price ($/option)	Weighted average market share priceon exercise ($/option)
January 2021	405,000	0.50	0.82
February 2021	2,494,000	0.53	0.89
March 2021	150,000	0.48	0.89
June 2021	590,000	0.49	0.64
July 2021	1,445,000	0.49	0.58
Total	5,084,000	0.51	0.76

Nine months ended September 30, 2020 Month	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
May 2020	388,000	0.71	1.33
June 2020	1,162,900	0.84	1.82
July 2020	908,500	1.46	2.34
August 2020	1,165,000	0.97	2.00
September 2020	210,000	0.69	1.48
Total	3,834,400	1.01	1.93

Page | 14

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(e)
Deferred Share Units ("DSUs")

The following reconciles DSUs outstanding for the nine months ended September 30, 2021 and 2020:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance September 30, 2020 and December 31, 2020	458,129	0.69
Granted 1	9,664	0.64
Balance September 30, 2021	467,793	0.69

Note

1.
On grant date, the Group recognized the aggregate market value of $6, as share-based compensation in the statement of loss with a corresponding increase in the equity-settled share payment reserve in equity.

(f)
Foreign Currency Translation Reserve

Continuity
Balance January 1, 2020	$32,365
Gain on translation of foreign subsidiaries	3,357
Balance September 30, 2020	35,722
Loss on translation of foreign subsidiaries	(6,061)
Balance December 31, 2020	29,661
Loss on translation of foreign subsidiaries	(577)
Balance September 30, 2021	$29,084

7.
WARRANT LIABILITIES

The Group issued warrants to the underwriters pursuant to the June 2019 prospectus financing with a US dollar exercise price, and which were treated as cash-settled warrant liabilities. Accordingly, they were recognized at fair value on date of issue as a financing cost with subsequent changes in fair value being recognized in loss. For the nine months ended September 30, 2020, the Group recognized a loss of $204 on the revaluation of the warrant liabilities. The Group transferred $247 to the equity-settled SBC reserve on exercise of the warrants, which were fully exercised by September 30, 2020.

8.
LOANS PAYABLE

In November 2019 and January 2020, the Group received $2,317 and $183 in loans respectively, pursuant to an unsecured non-revolving term loan credit facility agreement (the "Credit Facility") with a syndicate of lenders (the "Lenders"), two of whom are related parties. The loans earned interest at 10% per annum, payable on repayment of the loans. In January 2020 and February 2020, the loans including accrued interest to the date of repayment, were repaid to the Lenders. For the three and nine months ended September 30, 2020, finance expenses included interest paid of $nil and $9 respectively, of which $nil and $5 respectively, was paid to the two related parties.

Page | 15

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

As consideration for entering into the Credit Facility, the Group issued to the Lenders, on a pro rata basis, 466,666 share purchase warrants, of which 153,333 warrants were issued to the two related parties, each warrant exercisable for one share at the exercise price of $0.75 per share until December 2, 2021. At September 30, 2021, 199,999 (December 31, 2020 – 266,666) warrants were outstanding and are included in other warrants (note6(c)).

9.
RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:
	September 30	December 31
Payables to related parties	2021	2020
Key management personnel ("KMP")(a)	$60	$34
Hunter Dickinson Services Inc. (b)	454	814
Total payables to related parties	$514	$848

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

(a)
Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, being the Group’s directors, including Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Company Secretary, Executive Vice President ("EVP"), Environment and Sustainability, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs (until August 31, 2021), and Pebble Partnership ("PLP") senior management including the Interim PLP CEO and Chair of Pebble Mines Corp ("PMC Chair"), Executive VP ("EVP"), Public Affairs, Senior VP ("SVP"), Corporate Affairs, SVP Engineering (until February 28, 2021), VP, Permitting, and Chief of Staff (until February 19, 2021), was as follows for the three and nine months ended September 30, 2021 and 2020:

	Three months		Nine months
Transaction	2021	2020	2021	2020
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI 1	$740	$573	$2,255	$1,780
Amounts paid and payable to KMP 2	474	1,290	2,176	3,753
Bonuses paid to KMP 3	–	683	–	1,216
Interest payable on loans from KMP 4	–	–	–	5
	1,214	2,546	4,431	6,754
Share-based compensation 5	164	4,690	1,849	5,285
Total compensation	$1,378	$7,236	$6,280	$12,039

Notes to table:

1.
The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. ("HDSI") (refer (b)).

2.
Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the Interim PLP CEO (2020 - former PLP CEO) and PMC Chair, PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering was employed by the Group through a wholly-owned US subsidiary of HDSI ("HDUS") until the end of February 2021. The Group reimbursed HDUS for costs incurred.

Page | 16

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

3.
In 2020, incentive bonuses were paid to the PLP CEO, SVP, Corporate Affairs and Chief of Staff.

4.
In January 2020, the Group repaid loans totalling $1,150 advanced by the Group’s Board Chair and CEO pursuant to the Credit Facility (note 8). $9 in interest was paid on the loans of which $5 was accrued in January 2020. The following reconciles loans repaid:

Total loans including interest payable at January 1, 2020	$971
Additional loans provided	183
Interest accrued	5
Loans repaid	(1,159)
Balance September 30, 2020	$–

5.
Consists of the expense recognized for share purchase options issued and/or vesting and the grant of DSUs (note 6(e)) during the respective periods.

Options Exercised

During the nine months ended September 30, 2021, KMP exercised 3,679,400 (2020 – 1,440,000) options at a weighted average exercise price of $0.49 (2020 – $0.56) per option, and a weighted average market price on exercise of $0.74 (2020 – $1.83) per option for proceeds to the Group of $1,810 (2020 – $807).

(b)
Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Page | 17

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

For the three and nine months ended September 30, 2021 and 2020, transactions with HDSI were as follows:

	Three months		Nine months
Transactions	2021	2020	2021	2020
Services rendered by HDSI:
Technical 1
Engineering	$200	$225	$603	$691
Environmental	102	44	314	179
Socioeconomic	61	153	285	374
Other technical services	37	162	118	211
	400	584	1,320	1,455
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	731	585	2,248	1,705
Shareholder communication	188	107	562	419
	919	692	2,810	2,124

Total for services rendered	1,319	1,276	4,130	3,579

Reimbursement of third party expenses
Conferences and travel	8	10	26	111
Insurance	3	–	71	53
Office supplies and information technology 2	130	97	368	317
Total reimbursed	141	107	465	481

Total	$1,460	$1,383	$4,595	$4,060

Notes to table

1.
Included in exploration and evaluation expenses.

2.
Includes payments made for the use of offices and shared space of $34 (2020 - $2) and $71 (2020 - $5) for the three and nine months respectively. In April 2021, the Company signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of September 30, 2021, the remaining undiscounted commitment was $455 (note 15).

Pursuant to an addendum to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

Page | 18

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

10.
TRADE AND OTHER PAYABLES

	September 30	December 31
Current liabilities	2021	2020
Falling due within the year
Trade 1	$4,936	$6,304
Lease liabilities 2	122	259
Total	$5,058	$6,563

Non-current liabilities
Lease liabilities 2	$596	$657
Total	$596	$657

Notes to table:

1.
At September 30, 2021, current trade liabilities includes fees due to legal counsel of US$635 payable on completion of a partnering transaction.

2.
Lease liabilities relate to lease of offices, a copier and yard storage, which have remaining lease terms of 15 to 104 months and interest rates of 9.5% – 12% over the term of the leases. During the three and nine months ended September 30, 2021, the Group recognized $17 (2020 – $26) and $49 (2020 – $84) respectively, in interest expense on lease liabilities. The following summarizes lease liabilities for the reporting periods indicated:

Lease liabilities	September 30	December 31
	2021	2020
Beginning balance	$916	$1,220
Interest expense	49	108
Effect of modification to lease term	(284)	–
Lease payments	(220)	(402)
Lease recognition	268	–
Lease settlement	(5)	–
Foreign currency translation difference	(6)	(10)
Ending balance	718	916

Current portion	122	259
Non-current portion	596	657
Total	$718	$916

Page | 19

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The following table provides the schedule of undiscounted lease liabilities as at September 30, 2021:

Total
Less than one year	$190
One to five years	581
Later than 5 years	206
Total undiscounted lease liabilities	$977

The Group had short-term lease commitments of less than a year relating to a property lease totaling $90 as of January 1, 2021. During the three and nine months ended September 30, 2021, the Group incurred $nil in short-term lease commitments (2020 – $nil) and $147 (2020 – $257) respectively, and expensed $40 (2020 – $64) and $152 (2020 – $194) respectively.

11.
EXPLORATION AND EVALUATION AND GENERAL AND ADMINISTRATIVE EXPENSES

(a)
Exploration and Evaluation Expenses ("E&E")

For the three and nine months ended September 30, 2021 and 2020, E&E consisted of the following:

E&E	Three months	Nine months
	2021	2020	2021	2020
Engineering	$737	$2,120	$3,384	$8,516
Environmental	553	4,403	1,833	10,317
Property fees	6	7	6	7
Site activities	653	1,849	1,761	2,659
Socio-economic	499	4,149	1,899	8,401
Transportation	411	1,831	511	1,881
Other activities and travel	48	111	144	255
Total	$2,907	$14,470	$9,538	$32,036

(b)
General and Administrative Expenses ("G&A")

For the three and nine months ended September 30, 2021 and 2020, G&A consisted of the following:

G&A	Three months		Nine months
	2021	2020	2021	2020
Conference and travel	$38	$5	$93	$136
Consulting	558	556	1,116	1,322
Depreciation of right-of-use assets	53	58	166	177
Insurance	440	235	979	582
Office costs, including information technology	166	333	627	885
Management and administration	914	1,894	3,013	4,440
Shareholder communication	223	161	1,115	539
Trust and filing	13	30	238	325
Total	$2,405	$3,272	$7,347	$8,406

12.
EMPLOYMENT COSTS

During the three and nine months ended September 30, 2021, the Group recorded the following:

Page | 20

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

	Three months		Nine months
	2021	2020	2021	2020
Exploration and evaluation
Salaries and benefits	$656	$1,334	$2,348	$4,061
Amounts paid for services by HDSI personnel (note 9(b))	400	435	1,220	987
	1,056	1,769	3,568	5,048
General and administrative
Salaries and benefits	349	1,379	1,080	2,679
Amounts paid for services by HDSI personnel (note 9(b))	673	686	2,072	2,103
	1,022	2,065	3,152	4,782

Share-based payments	244	6,992	2,852	8,054
	$2,322	$10,826	$9,572	$17,884

13.
BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and nine months ended September 30, 2021 and 2020 was based on the following:

	Three months		Nine months
	2021	2020	2021	2020
Loss attributable to shareholders	$8,666	$25,761	$27,409	$50,932
Weighted average number of shares outstanding (000s)	528,470	499,285	518,665	461,832

For the three and nine months ended September 30, 2021 and 2020, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2021 – 20,825,500, 2020 – 28,644,166), non-employee share purchase options and warrants (2021 – 331,599, 2020 – 18,513,065) and DSUs (2021 – 467,793, 2020 – 458,129), as they were anti-dilutive.

14.
FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)
Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable in the table below exclude receivable balances with government agencies (note 4). The Group’s maximum exposure was as follows:

	September 30	December 31
Exposure	2021	2020
Amounts receivable	$51	$587
Restricted cash	788	791
Cash and cash equivalents	28,039	42,460
Total exposure	$28,878	$43,838

(b)
Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. However, the Group has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern notwithstanding the Group having positive working capital (note 1) as demands may exceed existing resources, and that it has been successful in the past in raising funds when needed. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 10) and payables to related parties (note 9), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)
Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 21

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	September 30	December 31
	2021	2020
Financial assets:
Amounts receivable	$123	$649
Cash and cash equivalents and restricted cash	5,596	23,624
	5,719	24,273
Financial liabilities:
Non-current trade payables	(596)	(657)
Current trade and other payables	(4,471)	(6,170)
Payables to related parties	(216)	(650)
	(5,283)	(7,477)
Net financial assets exposed to foreign currency risk	$436	$16,796

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $44 (December 31, 2020 – $1,680) in the reported period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)
Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $264 (2020 – $289).

(e)
Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

(f)
Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

Page | 22

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The fair value measurement of the warrant liabilities until their exercise in 2020 (note 7) was categorized within Level 2 of the hierarchy as it was exposed to market risk as they employed the quoted market price of shares and foreign exchange rates.

15.
COMMITMENTS AND CONTINGENCIES

(a)
Legal Proceedings

Class Action Litigation Relating to the USACE’s Record of Decision

On December 4 and December 17, 2020, separate putative shareholder class action lawsuits were filed against the Company and certain of its current and former officers and directors in the U.S. District Court for the Eastern District of New York (Brooklyn) regarding the drop in the price of the Company’s stock following the ROD by the USACE regarding the Pebble Project. These cases are captioned Darish v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-05917-ENV-RLM, and Hymowitz v. Northern Dynasty Minerals Ltd. et al., Case No. 1:20-cv-06126-PKC-RLM. Each of the complaints was filed on behalf of a purported class of investors who purchased shares of the Company’s stock from December 21, 2017, through November 25, 2020, the date the USACE announced its decision, and seeks damages allegedly caused by violations of the federal securities laws. On March 17, 2021, the two cases were consolidated and a lead plaintiff and counsel were appointed. A consolidated and amended complaint was filed in June 2021, naming the Company’s CEO and the Pebble Partnership’s former CEO as defendants. The Company intends to defend itself vigorously against this action and has filed a motion to dismiss the complaint on behalf of all defendants.

On December 3, 2020, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and one of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020, decision regarding the Pebble Project. The case is captioned Haddad v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-2012849. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired common shares of the Company’s stock between December 21, 2017, and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, and (ii) its allegedly oppressive conduct. The Company has been served the claim and intends to defend itself vigorously. The underwriter has asserted contractual rights of indemnification against the Company for any loss that the underwriter may incur in connection with the lawsuit.

On February 17, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Supreme Court of British Columbia regarding the decrease in the price of the Company’s stock following (i) the USACE’s August 24, 2020 announcement that the Pebble Project could not be permitted as proposed, and (ii) the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Woo v. Northern Dynasty Minerals Ltd. et al., Case No. VLC-S-S-211530. The claim was filed on behalf of a purported class of investors, wherever they may reside, who purchased securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, (iii) alleged unjust enrichment, and (iv) negligence. The Company has been served and intends to defend itself vigorously. The underwriters have asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

Page | 23

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

On March 5, 2021, a putative shareholder class action lawsuit was filed against the Company, certain of its current and former officers and directors, and certain of its underwriters in the Ontario Superior Court of Justice regarding the decrease in the price of the Company’s stock following the USACE’s November 25, 2020 decision regarding the Pebble Project. The case is captioned Pirzada v. Northern Dynasty Minerals Ltd. et al., Case No. CV-21-00658284-00CP. The claim was filed on behalf of a purported class of investors, wherever they may reside, who acquired securities of the Company between June 25, 2020 and November 25, 2020, and seeks damages for (i) alleged misrepresentations in the Company’s primary market offering documents and continuous disclosure documents, (ii) allegedly oppressive conduct, and (iii) alleged negligence. The Company has been served and intends to defend itself vigorously. The underwriters haves asserted contractual rights of indemnification against the Company for any loss that they may incur in connection with the lawsuit.

Given the nature of the claims, it is not currently possible for the Company to predict the outcome nor practical to determine their possible financial effect.

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and its former CEO, have each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation apparently involving previously disclosed recordings of private conversations regarding the Pebble Project. The Company is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. The Company also self-reported this matter to the US Securities and Exchange Commission ("SEC"), and there is a related informal inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. The Company and the Pebble Partnership are cooperating with the investigation.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company, and may also be subject to contractual limitations.

(b)
Short-term Lease Commitments

As of September 30, 2021, the Group has an $89 short-term lease commitment with a fixed monthly payment over the remaining term.

(c)
Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(d)
Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2021 and 2020
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(e)
Office Use Commitment

The Company has an office use agreement with HDSI (note 9(b)) ending April 29, 2026, for a total remaining undiscounted commitment of $455. This commitment is a flow through cost at market rates. The following table summarizes the commitment schedule:

Total
Less than one year	$95
One to five years	360
Total	$455

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